Exhibit 4.16

Imperial Tobacco Group PLC
PO Box 244
Upton Road
Bristol BS 99 7UJ
UNITED KINGDOM

The Directors

Altadis, S.A.

Eloy Gonzalo, 10

28010 Madrid

SPAIN	18 July 2007

Dear Sirs

Following our previous proposals and further to our discussions relating to the proposed tender offer (the Offer) by Imperial Tobacco Group PLC (Imperial Tobacco) (or a wholly owned subsidiary of Imperial Tobacco (BidCo)) for all the shares in Altadis, S.A. (Altadis), this letter records the terms and conditions under which Imperial Tobacco and Altadis will now proceed in relation to the Offer.

1.             IMPERIAL TOBACCO’S OBLIGATIONS

Subject to Imperial Tobacco delivering a signed copy of this letter to Altadis and Imperial Tobacco receiving a signed copy of this letter from Altadis (Signing), Imperial Tobacco agrees that:

(a)           Submission of CNMV filing – before 9.00am (Madrid time) on the business day after Signing, Imperial Tobacco will submit (or cause BidCo to submit) to the Comisión Nacional del Mercado de Valores (CNMV) a request for authorisation of the Offer, together with an explanatory offer prospectus (Folleto Explicativo de la Oferta) (the Offer Document) and such other documentation as is required by the Spanish tender offer regulations. The Offer shall include the following principal terms:

(i)            the Offer will be made for 100% of the share capital of Altadis (other than any treasury shares) and will be made at a cash price of € 50 per Altadis share (the Offered Price);

(ii)           the Offer will be subject to authorisation by the CNMV and approval of the Imperial Tobacco Resolution (as defined below) at the Imperial Tobacco EGM (as defined below);

(iii)          the Offer will be subject only to the fulfilment (or waiver by Imperial Tobacco or BidCo) of the following conditions before the expiration of the period for acceptance of the Offer:

a)         acceptance thereof by a number of shares of Altadis that represent at least 80% of its share capital (or such higher percentage as shall be permitted by the CNMV from time to time);

b)         the shareholders’ meeting of Altadis adopting a resolution to amend its by-laws in order to remove the limitation on the number of votes that Altadis shareholders can cast at a general meeting of shareholders and to remove any other restrictive provisions introduced into those by-laws after Signing (the Amendment Resolution) and that such amendment is registered in the Madrid Mercantile Registry;

c)         conditions relating to antitrust clearances in the European Union, the United States of America and any other relevant jurisdiction, in each case only to the extent permitted by the CNMV from time to time; and

d)         any other condition or conditions included and accepted by the CNMV in any Competing Offer (as defined in sub-paragraph 1(d)) filed by a third party with the CNMV, to the extent Imperial Tobacco or BidCo is permitted by  the CNMV from time to time to include such condition or conditions in the Offer.

(iv)         The Offer Document will also contain statements to the effect of the statements referred to in sub-paragraphs 1(c)(ii) and 1(c)(iii).

A copy of the Offer Document in substantially the same form as is to be submitted by Imperial Tobacco to the CNMV has been initialled by the parties (or on their behalf) for the purposes of identification.

(b)           Publication of Imperial Tobacco’s Announcement – it will deliver to the CNMV for immediate publication a relevant fact (hecho relevante) making public the filing of the Offer Document and setting out the price and certain other terms and conditions of the Offer (Imperial Tobacco’s Announcement), substantially in the form attached as annexure 1, by 9.00 am (Madrid time) on the business day after Signing;

(c)           Posting of Circular – on the business day after Signing, it will submit, to the UK Listing Authority, a final version of the circular to the shareholders of Imperial Tobacco (a copy of relevant sections of such circular relating to the Offer have been initialled by the parties (or on their behalf) for the purposes of identification) seeking the approval, at an extraordinary general meeting (including any adjournment thereof) (the Imperial Tobacco EGM), of the resolution (the Imperial Tobacco Resolution) required by applicable law and the UK Listing Rules in connection with the Offer (the Circular), and, within 2 business days after the UK Listing Authority’s approval of the Circular, will post the Circular to the shareholders of Imperial Tobacco, which Circular shall contain statements to the following effect (and Imperial Tobacco undertakes to carry such statements in sub-paragraph (ii) and (iii) into effect following the successful completion of the Offer):

(i)         “Your Board considers the Proposed Acquisition and the Resolution to be in the best interests of the Company and its Shareholders as a whole and, accordingly, your Board recommends Shareholders to vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial shareholdings.”;

(ii)        “Mr Vázquez will be offered an executive position on the board of directors of Imperial Tobacco and an executive role as chief executive officer of the Enlarged Group’s cigar and logistics businesses. We will invite Mr Comolli to become the non-executive deputy chairman of Imperial Tobacco and to provide certain consultancy services.

In addition, the Altadis board will be requested to submit one of their current non-executive directors to be invited to join the Imperial Tobacco board as a non-executive director. At a later date, other former non-executive Altadis directors may, in certain circumstances, be invited to join the Imperial Tobacco board as non-executive directors. Any such appointments would be subject to the approval of the Imperial Tobacco board’s nominations committee.

Following completion of the Offer, the headquarters of the cigar division and the logistics business will remain in Madrid, and the Enlarged Group will also maintain a substantial presence in Paris”; and

(iii)       “Imperial Tobacco takes the view that one of the major benefits of the Proposed Acquisition going forward is that the skills and talents of Altadis’ employees will be available to the Enlarged Group. Imperial Tobacco has a long history of excellent human resources practice and procedures based on the principles of equal opportunity and committed investment in its workforce at all levels. Imperial Tobacco’s policy of role selection based on merit wherever possible will continue to be applied within the Enlarged Group. In keeping with Imperial Tobacco’s policy, Imperial Tobacco is committed to honouring Altadis’s employees’ remuneration entitlements, contractual arrangements and social plans on terms no less favourable overall than currently in place in Altadis.”;

(d)           Competing tender offer - in the event that a third party files with the CNMV a competing tender offer which is, on the date of filing, at a price per Altadis share greater than the Offered Price (Competing Offer), then nothing in paragraph 1 shall oblige Imperial Tobacco, its board or any of the Imperial Tobacco directors to (A) post the Circular or (B) make or maintain and not withdraw, modify or qualify the recommendation that shareholders vote in favour of the Imperial Tobacco Resolution;

(e)           Imperial Tobacco confirmations – Imperial Tobacco also makes the following confirmations:

Subject to the successful completion of the Offer:

(i)         the operational headquarters of the cigar business and the logistics business will be based in Madrid as will the Spanish sales and marketing operations. The cigar COO and the logistics COO will report to the cigar and logistics business CEO pending any decisions the cigar and logistics business CEO and the group CEO make on the appropriate operating structure and support levels for those businesses;

(ii)        the French sales and marketing operations, the French logistics operations plus Africa and Middle East region headquarters will be located in Paris, enabling significant management presence with the appropriate operating structure and support levels to be established during the process of integration;

(iii)       the names of Altadis and Seita will be retained as corporate names within the enlarged group and will be used where it is most appropriate, efficient and of greatest commercial benefit in the best interest of the enlarged group. Over time, as the group continues to evolve and develop, the names of entities, etc., will, no doubt, be subject to change where that is felt necessary. For the avoidance of doubt or confusion, where and when the names of Altadis and Seita are predominant (e.g. in administration materials, etc.) then the suffix “a member of Imperial Tobacco Group PLC” should be used.

2.             ALTADIS’S OBLIGATIONS

Subject to Signing and provided that Imperial Tobacco has submitted to the CNMV a request for authorisation of the Offer in accordance with paragraph 1(a), Altadis agrees that:

(a)           References to Altadis – it consents to the inclusion of the references to it and to a statement to the following effect:

“Altadis has confirmed to Imperial Tobacco that it considers that the Offer is attractive and that, in the absence of a competing offer at a higher price being filed with the CNMV, the Board of Altadis will recommend the Offer to Altadis’ shareholders and the directors of Altadis intend to accept the Offer in respect of their own beneficial shareholdings”;

in Imperial Tobacco’s Announcement and in the Circular;

(b)           Publication of Altadis’s Announcement – it will deliver to the CNMV for immediate publication an announcement, substantively in the form attached as annexure 2, relating to the Offer, which announcement will contain the recommendation wording set out in paragraph 2(a) above (Altadis’s Announcement) by 9.00 am (Madrid time) on the business day after Signing;

(c)           Recommendation of the Offer – subject to paragraph 2(d), the board of directors of Altadis will recommend (the Directors’ Recommendation), in the detailed report of the board on the Offer (the Informe detallado del órgano de administración sobre la oferta pública de adquisición), that Altadis shareholders (i) accept the Offer (using wording substantially as set out in paragraph 2(a) above) and (ii) vote in favour of the Amendment Resolution;

(d)           Changes to the Directors’ Recommendation – it will procure that no director of Altadis will, before the end of the acceptance period for the Offer (i) withdraw, modify or qualify, or propose to withdraw, modify or qualify, in a manner adverse to the Offer, the Directors’ Recommendation or (ii) approve or recommend, or propose to approve or recommend, any Alternative Proposal; provided, however, that nothing will prevent any director of Altadis from taking any of the actions in (i) or (ii) if a third party files with the CNMV a Competing Offer; provided further, however, that if Imperial Tobacco submits the final highest price in the sealed bid process, the directors of Altadis will renew the Directors’ Recommendation;

(e)           Convening the Altadis EGM – it will, as soon as reasonably practicable and by no later than 10 days after the date on which the acceptance period of the Offer begins, convene a meeting of its shareholders (including both a first call of such meeting and, in the event the quorum requirements are not met, a second call of such meeting for the day following the date of the first call) to be held within the minimum period permitted by Spanish law to consider the Amendment Resolution (the Altadis EGM); such Altadis EGM shall be held before the end of the acceptance period for the Offer;

(f)            Quorum for the Altadis EGM – it will use all reasonable endeavours to procure that the applicable shareholder quorum requirements in Altadis’s by-laws are satisfied in connection with the Altadis EGM (provided, however, that Altadis (i) will not, without Imperial Tobacco’s prior written consent, offer to pay to Altadis shareholders (prima de asistencia) any amount for each Altadis share attending the Altadis EGM and (ii) will, if requested by Imperial Tobacco in writing to do so and provided that no third party files with the CNMV a Competing Offer, offer to pay to Altadis shareholders (prima de asistencia) a reasonable amount for each Altadis share attending the Altadis EGM; provided further, however, that if a third party files with the CNMV a Competing Offer, and Imperial Tobacco submits the final highest price in the sealed bid process, Altadis’s obligations to pay such fee, if requested by Imperial Tobacco, will be renewed). It will also do all other things necessary to put the Amendment Resolution, if approved by the Altadis EGM, into full force and effect before the end of the acceptance period for the Offer (including registering the Amendment Resolution with the Madrid Mercantile Registry);

(g)           Assistance with the Circular, anti-trust, rating agency, options and logistics processes –

(i)         Circular, rating agencies and options - it will promptly provide to Imperial Tobacco or as directed by Imperial Tobacco any assistance reasonably requested by Imperial Tobacco in connection with (A) the preparation of the Circular (and the inclusion in it of reasonable information about Altadis required by applicable law or the UK Listing Rules), (B) Imperial Tobacco’s discussions with Standard and Poors (S&P) and Moodys connected to the Offer (including, without limitation, providing any reasonable consent requested by S&P or Moodys which is necessary in order for either S&P or Moodys to carry out or provide a ratings assessment in relation to the combined group (that is, the corporate group that will exist if the Offer is successful)) and (C) the seeking of the exercise of all options granted under the Altadis option plan, or the cancellation of all such options in exchange for a cash payment based on the difference between the Offered Price and the relevant exercise price for such options, in either case before the end of the acceptance period for the Offer;

(ii)        Anti-trust - it will promptly provide (A) to Imperial Tobacco or as directed by Imperial Tobacco any assistance reasonably requested by Imperial Tobacco in connection with the obtaining of any competition clearances or anti-trust approvals connected to the Offer and (B) to any governmental or regulatory authority (including, without limitation, the CNMV, the European Commission, the Federal Trade Commission and the Antitrust Division of the Department of Justice), any information or assistance requested by it, in accordance with applicable law or regulation, or such authority’s legally permitted procedures, in connection with the Offer; and

(iii)       Logistics re-organisation – it will promptly provide Imperial Tobacco with such information relating to the French logistics re-organisation, as announced on 21 February 2007, (including, without limitation, information relating to any tax clearances or rulings) as may reasonably be requested by Imperial Tobacco in connection with the Offer (including any follow-on actions relating to Compañía de Distribución Integral Logista, S.A. (Logista) required by Spanish law or regulation or by the CNMV) and it will inform Imperial Tobacco reasonably in advance in relation to the timing and nature of any further steps in relation to the French logistics re-organisation;

(h)           No further dividends/share capital changes – it will not, before the settlement of consideration in connection with the Offer or six months from the date hereof, whatever takes place first, recommend, declare, announce, pay, make or propose the recommendation, declaration, announcement, payment or making of, any dividend, bonus issue, return of capital or other distribution (other than (i) any dividend declared in the ordinary course of business on or after the date of this letter (provided that the Offer price shall be reduced to take full account of such dividend) and (ii) any prima de asistencia paid in accordance with paragraph 2(f)); nor alter, increase or decrease the authorised, allotted or issued share capital of Altadis or any member of the group consisting of Altadis and all of its direct or indirect subsidiaries (the Altadis Group), nor grant any options or other rights conferring a right to subscribe for, or to otherwise receive, any Altadis shares or shares in the capital of any member of Altadis Group, except (a) pursuant to the free shares programme approved by Altadis’s shareholders meeting in 2005 and any other similar programme of Logista, in either case  only as regards phase III of such programmes; or (b) the capital increases required to perform the cigar and French logistics re-organisation in the manner announced on 21 February 2007 and, in particular, the capital increase in Logista required by the contribution in kind of the French logistic business;

(i)            Treasury shares – it will complete the cancellation process of its treasury shares as soon as reasonably practicable after Signing. Until such cancellation occurs, it will immobilise such treasury shares and will, if requested by Imperial Tobacco, provide to the CNMV, on or before the date on which the Offer Document is filed with the CNMV, an immobilisation certificate (certificado de inmovilización) relating to such treasury shares and/or any other documentation that the CNMV may require in order to verify that the treasury shares will not be tendered to the Offer;

(j)            No third party cost coverage, break fees or inducement fees – it will not, and will procure that no member of the Altadis Group shall, on and from Signing, enter into any agreement providing for the reimbursement of costs or payment of break fees or inducement fees (or similar or equivalent fees) with any party in connection with any Alternative Proposal;

(k)           No frustrating action – it will, and will procure that all members of the Altadis Group will, from the date of this letter until the end of the acceptance period for the Offer, carry on its or their business or businesses in the ordinary and usual course and it will not, and will procure that no member of the Altadis Group will, take any action or omit to take any action which delays or is prejudicial to the successful outcome of the Offer, other than as permitted by applicable law or regulation;

(l)            Provision of information –

(i)         it represents and warrants that, in connection with any Alternative Proposal, it has not, and no member of the Altadis Group has, directly or indirectly, provided non-public information (in either written or oral form, electronically stored or otherwise) relating to Altadis or any member of the Altadis Group (Confidential Information) (A) to any other manufacturer of tobacco products (or to any member of the corporate groups of which such manufacturer forms part) (each a Relevant Person) other than Confidential Information of substantially the same type, quality and level of detail as the Confidential Information provided to Imperial Tobacco before the date of this letter (the Relevant Information) or (B) to any third party (including any Relevant Person) other than in circumstances where Altadis has entered into an agreement in connection with any Alternative Proposal (Pre-existing Agreement) with such third party;

(ii)        it represents and warrants that it has not, and no member of the Altadis Group has, directly or indirectly, entered into any Pre-existing Agreement with any third party which allows any party thereto to provide, directly or indirectly, any Confidential Information to any Relevant Person (or, if such third party is a Relevant Person, to any other person), nor has it, or any member of the Altadis Group, amended, waived or released (or acquiesced in the breach of) any term or condition of any Pre-existing Agreement in such a way as would allow any party thereto to provide, directly or indirectly, any Confidential Information to any Relevant Person (or, if such third party is a Relevant Person, to any other person);

(iii)       it will not, and will procure that no member of the Altadis Group will, provide, directly or indirectly, any Confidential Information to any Relevant Person in connection with any Alternative Proposal other than Relevant Information;

(iv)      it will not, and will procure that no member of the Altadis Group will, directly or indirectly, enter into any new agreement with any third party in connection with any Alternative Proposal (New Agreement), nor amend, waive or release (or acquiesce in the breach of) any term or condition of any Pre-existing Agreement or any New Agreement, in each case in such a way as would allow any party thereto to provide, directly or indirectly, , any Confidential Information to any Relevant Person (or, if such third party is a Relevant Person, to any other person) in connection with any Alternative Proposal;

(v)        it represents and warrants that all Pre-existing Agreements (with any Relevant Person or other third party) contain provisions prohibiting (A) the acquisition or proposed acquisition, directly or indirectly, by such third party (or its affiliates, directors, officers, employees, advisors, agents or representatives (Representatives)) or any person controlled by it of any securities or property of Altadis or any member of the Altadis Group (other than through a takeover bid for 100% of the share capital of Altadis or pursuant to other exceptions in substantially the same form as those in the Pre-existing Agreement between Altadis and

Imperial Tobacco); (B) the entering into by such third party or its Representatives or any person controlled by it of (or a proposal by such third party or its Representatives or any person controlled by it to enter into), directly or indirectly, any agreement with any Relevant Person (or, if such third party is a Relevant Person, any other person) for the purpose of acquiring, directly or indirectly, any securities or property of Altadis or any member of the Altadis Group or to make a takeover bid for Altadis; and (C) the disclosure to any person by such third party or its Representatives of the status of its discussions or negotiations with Altadis concerning a possible Alternative Proposal or any of the material terms and conditions of any such possible Alternative Proposal ((A), (B) and (C) together being the Relevant Restrictions), and it represents and warrants that it has not, and no member of the Altadis Group has, amended, waived or released (or acquiesced in the breach of) any Relevant Restriction in any Pre-existing Agreement (with any Relevant Person or other third party);

(vi)      it will not, and it will procure that no member of the Altadis Group will, (A) provide Confidential Information to any Relevant Person or other third party with whom it has not entered into a Pre-existing Agreement other than in circumstances where Altadis has entered into a New Agreement with such Relevant Person or other third party or (B) enter into any New Agreement (with any Relevant Person or other third party) on terms which do not include all Relevant Restrictions, nor amend, waive or release (or acquiesce in the breach of) any Relevant Restriction in any Pre-existing Agreement (with any Relevant Person or other third party) or any New Agreement (with any Relevant Person or other third party); and

(vii)     in the event that any party to a Pre-existing Agreement or a New Agreement, or its Representatives or any person or entity controlled by it, directly or indirectly, acquires shares of Altadis and such third party does not make the best final tender offer for all the shares of Altadis, Altadis shall require such third party to accept such best final offer in respect of all its Altadis shares (and to procure that its Representatives or any person or entity controlled by it shall accept such best final offer in respect of all their Altadis shares).

3.             OTHER

(a)           Anti-trust – Imperial Tobacco confirms its belief in the following statements in relation to anti-trust matters and confirms that statements to the following effect will be set out in the Circular:

“The Proposed Acquisition requires mandatory merger notification to, and clearance from, the EU Commission. It is expected that the EU Commission clearance or conditional clearance is likely to be obtained before the Proposed Acquisition is completed. The Enlarged Group may have to provide an undertaking to remedy any potential competition concerns, including the possible divestment of part of the business or material contracts of either Imperial Tobacco or Altadis. However, your board is confident that any undertakings required would not materially adversely affect the operational and financial performance of the Enlarged Group.

The Proposed Acquisition also requires pre-clearance under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Your board expects that this clearance will be forthcoming.”

(b)           Governing law – This letter shall be governed by the laws of Spain and the parties submit to the non-exclusive jurisdiction of the Courts of the City of Madrid for all purposes in relation to this letter.

(c)           Definitions – In this letter:

business day means any day, other than a Saturday, a Sunday or a day on which banks in Madrid or London are authorised or obligated by applicable law or regulation to close; and

Alternative Proposal means any proposal or offer to acquire (directly or indirectly) by any means all or any of the issued share capital of Altadis or any member of Altadis Group or for the whole or a material part of the undertaking, business or assets of Altadis or any member of Altadis Group or any proposal involving a merger, scheme of arrangement, reorganisation, restructure or re-capitalisation of Altadis or any member of Altadis Group.

Yours faithfully

for and on behalf of Imperial Tobacco Group PLC

Gareth Davis, Chief Executive

We agree to the matters set out in this letter.

Signed for and on behalf of Altadis, S.A.

Jean-Dominique Comolli, Chairman of the Board	Antonio Vázquez, Group CEO	Date

ATTACHMENTS

Annexure 1 - Imperial Tobacco’s Announcement

Annexure 2 – Altadis’s Announcement

IMPERIAL TOBACCO OVERSEAS HOLDINGS (3) LIMITED

RELEVANT FACT COMMUNICATION

Imperial Tobacco Overseas Holdings (3) Limited (the Offeror), a wholly-owned indirectly held subsidiary of Imperial Tobacco Group PLC, in compliance with the provisions of article 82 of the Spanish Stock Exchange Act (Ley 24/1988, de 29 de julio, del Mercado de Valores), hereby communicates to the Spanish Stock Exchange Commission (CNMV) the following

RELEVANT FACT

Today, 18 July 2007, the Offeror has filed with the CNMV a takeover bid (the Offer) for 100% of the share capital of Altadis, S.A. (Altadis, the Company or the Affected Company), that will become effective upon its approval by the CNMV.

The Offer is addressed to all the shareholders of Altadis and is extended to all the issued share capital of Altadis, that is 252,436,856 ordinary shares of  €0.10 each, being 100% of the share capital of Altadis. These ordinary shares are represented by book entries and are listed on the Stock Exchanges of Madrid, Barcelona, Bilbao, Valencia and Paris, and negotiated through the SIBE.

The consideration offered amounts to 50 euros per Altadis share, that will be paid entirely in cash.

The payment of the total consideration offered has been guaranteed by means of avales granted by Banco Santander Central Hispano S.A., Barclays Bank PLC, Sucursal en España, Citibank International plc, Lehman Brothers Bankhaus A.G., The Royal Bank of Scotland plc, ABN AMRO Bank N.V. Sucursal en España and Morgan Stanley Bank International Limited.

The Offer is conditional upon:

1.	The acquisition of at least 201,949,484 shares of Altadis, representing 80 per cent, of Altadis’ share capital;

2.

The general shareholders’ meeting of Altadis resolving to amend Article 24 of Altadis’ bye-laws to remove the limitation on the number of votes that Altadis shareholders can cast at a general shareholders’ meeting before the end of the acceptance period, and Altadis registering the amendment to the bye-laws with the Madrid Mercantile Registry within said term; and

3.	In order to comply with the regulatory requirements applicable to Imperial Tobacco Group PLC, the prior approval of the Offer by the general shareholders meeting of Imperial Tobacco Group PLC.

The said general shareholders meeting of Imperial Tobacco Group PLC will take place on 13 August 2007.

Altadis has confirmed to Imperial Tobacco Group PLC that it considers that the Offer is attractive and that, in the absence of a competing offer at a higher price being filed with the CNMV, the board of Altadis will recommend the Offer to Altadis’ shareholders and the directors of Altadis intend to accept the Offer in respect of their own beneficial shareholdings.

The Offeror is a member of the group headed by Imperial Tobacco Group PLC.

Attached to this Relevant Fact as a Schedule is the UK Press Release that Imperial Tobacco Group PLC will release in London immediately after the publication of this Relevant Fact.

For the relevant purposes, it is communicated in Madrid on 18 July 2007

/s/ Gareth Davis	/s/ Robert Dyrbus
Mr. Gareth Davis	Mr. Robert Dyrbus

NOTICE OF RELEVANT FACT

ALTADIS, S.A.

Madrid, July 18, 2007

l.- Imperial Tobacco Group PLC (“Imperial Tobacco”) has sent to the Board of Directors of Altadis, S.A. (“Altadis”) a binding proposal for the making of a tender offer for 100% of the share capital of Altadis at a cash price of € 50 per Altadis share (the “Offer”).

If the Offer is successful, Imperial Tobacco undertakes to (i) maintain a substantial presence in France and Spain, inter alia with market, regional or divisional headquarters, (ii) realize the integration without discrimination, in particular with respect to employees and envisaged synergies, (iii) honour Altadis employees’ remuneration entitlements, contractual arrangements and social plans on terms no less favourable overall than currently in place in Altadis, and (iv) invite Altadis’ chairman and CEO, plus another Altadis non-executive board member to join as directors of Imperial Tobacco; none of those persons has yet accepted such invitation.

2.- The Board of Directors of Altadis has assessed and analyzed together with its advisers the binding proposal received from Imperial Tobacco.

The Board has noted that this proposal should be viewed in the context of the consolidation of the world cigarettes industry and of the two approaches received since March 14, 2007, from Imperial Tobacco and CVC Capital Partners, at prices of, respectively, 47 and 50 € per share.

The Board has listened to the assessment of its financial advisors, Credit Suisse, JPMorgan, Merrill Lynch and Rothschild, and has concluded that the proposed price of €50 per share, also taking into account the payment of a 0.60 € per share complementary dividend by Altadis on the July 9, 2007, is fair.

3.- On the date hereof, Imperial Tobacco, through a fully owned indirect subsidiary (Imperial Tobacco Overseas Holdings (3) Limited) has presented to the National Securities Market Commission (“CNMV”) a request for authorization of the Offer in the terms indicated above.

The Offer is conditional upon:

a)                                      acceptance thereof by at least 201,949,484 shares of Altadis, representing 80 per cent. of Altadis’ share capital;

b)                                     The general shareholders’ meeting of Altadis resolving to amend Article 24 of Altadis’ bye-laws to remove the limitation on the number of votes that Altadis shareholders can cast at a general shareholders’ meeting before the end of the acceptance period, and Altadis registering the amendment to the bye-laws with the Madrid Mercantile Registry within said term; and

c)                                      the prior approval of the Offer by the general shareholders meeting of Imperial Tobacco according to the UK Listing Rules.

4.- Altadis has confirmed to Imperial Tobacco that it considers that the Offer is attractive and that, in the absence of a competing offer at a higher price being filed with the CNMV, the Board of Altadis will recommend the Offer to Altadis’ shareholders and the directors of Altadis intend to accept the Offer in respect of their own beneficial shareholdings.

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